UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO DEBENTURE HOLDERS

SENDAS DISTRIBUIDORA S.A., a publicly-held company registered with the Brazilian Securities and Exchange Commission (“CVM”), with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Jacarepaguá, Zip Code 22775-005, enrolled with the National Register of Legal Entities (“CNPJ”) under No. 06.057.223/0001-71 and with the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE 33.300.272.909 (“Company”), in accordance with clause 4.12 of the “Instrumento Particular de Escritura da 4ª (quarta) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública com Esforços Restritos, da Sendas Distribuidora S.A” (“Debentures”), executed on November 26th, 2021 by and between the Company and PENTÁGONO S.A.DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, registered with the CNPJ under No. 17.343.682/0001-38, in the capacity of fiduciary agent (“Fiduciary Agent”), as amended on December 10, 2021, and December 20, 2021 ("Debentures" and “Debenture Indenture”, respectively), hereby informs the debenture holders that it will perform the optional early redemption of the Debentures in circulation, corresponding to the entire single serie of the 4th Debentures issuance, with asset code ASAI14 (“Optional Early Redemption”).

The Optional Early Redemption is conditioned upon the settlement of the 13th (thirteenth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in a single series, carried out in accordance with the “Instrumento Particular de Escritura da 13ª (Décima Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Sendas Distribuidora S.A.” executed on May 27, 2025, between the Company and the Fiduciary Agent, with the intermediation of UBS BB CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., registered with the CNPJ under No. 02.819.125/0001-73, BANCO BRADESCO BBI S.A., registered with the CNPJ under No. 06.271.464/0073-93, ITAÚ BBA ASSESSORIA FINANCEIRA S.A., registered with the CNPJ under No. 04.845.753/0001-59, and BANCO SANTANDER (BRASIL) S.A., registered with the CNPJ under No. 90.400.888/0001-42, as disclosed by the Company on May 27, 2025, through a Material Fact (“Precedent Condition”). In the event that the Precedent Condition is not met the Optional Early Redemption will not be carried out and will not produce effects regarding the Company or the Debenture holders.

The terms starting in capital letters that are not expressly defined in this Notice to Debenture Holders will have the meaning assigned to them in the Debenture Indenture.

Thus, we present below the information required by Clause 4.12 of the Debenture Indenture:

(i) Optional Early Redemption date and procedure: the Optional Early Redemption will be performed on June 17th, 2025 (“Optional Early Redemption Date”), respecting, therefore, the minimum advance notice of ten (10) Business Days from the present date, as provided for in the Debenture Indenture, and will be done: (a) through the procedures adopted by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) for the debentures held in electronic custody at B3, and/or (b) upon deposit in checking accounts indicated by the Debenture holders, to be made by the Settlement Bank and Bookkeeper Agent, in the case of Debentures that are not held in electronic custody at B3;

(ii) Optional Early Redemption Value: the total amount of the Optional Early Redemption will be equivalent to the balance of the Nominal Unit Value of the Sole Debenture Serie plus the Remuneration incurred up to the Optional Early Redemption Date and the Optional Early Redemption Premium; and

(iii) Other relevant information: B3 and the Fiduciary Agent will be informed by the Company regarding the Optional Early Redemption within three (3) Business Days prior to its performance.

Rio de Janeiro, June 3rd, 2025.

SENDAS DISTRIBUIDORA S.A.

Belmiro de Figueiredo Gomes

CEO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.